SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

W.P. Stewart & Co., Ltd.

(Name of Subject Company)

W.P. Stewart & Co., Ltd.

(Name of Persons Filing Statement)

Common Shares, $0.001 par value
(Title of Class of Securities)

G84922106
(CUSIP Number of Class of Securities)

Seth Pearlstein
W.P. Stewart & Co., Ltd.

c/o W.P. Stewart & Co., Inc.

527 Madison Ave., 20th Floor
New York, NY  10022

(212) 750-8585

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Barry Wade

Dorsey & Whitney LLP

250 Park Avenue

New York, NY  10177-1500

(212) 415-9311

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Statement”) initially filed by W.P. Stewart & Co., Ltd., a Bermuda exempted company (the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 29, 2008, relating to the cash tender offer by Arrow Masters LP, a Delaware limited partnership, Arrow Partners LP, a Delaware limited partnership, Arrow Offshore, Ltd., a Cayman Islands exempted company, Arrow Opportunities I, LLC, a Delaware limited liability company, and Arrow Opportunities I, Ltd., a Cayman Islands exempted company (together the “Purchasers”), for up to 19,902,000 Shares, at a cash price of $1.60 per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 28, 2008 (as it may be amended from time to time, the “Offer to Purchase”) and the related Letter of Transmittal, contained in the Schedule TO filed by Purchasers with the SEC on May 28, 2008 (as amended, the “Schedule TO”).  The Offer to Purchase and the Letter of Transmittal together constitute the “Offer.”  Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Item 8.  Additional Information.

Item 8 is hereby amended and supplemented by adding the following text to the end thereof:

Expiration and Completion of Offer

The Offer expired at 5:00 p.m., New York City time, on July 28, 2008. All of the conditions to the Offer have been satisfied. Accordingly, the Purchasers accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to expiration of the Offer (including all Shares delivered through notices of guaranteed delivery). Payment for such Shares is to be made promptly by the Purchasers, in accordance with the terms of the Offer. The depositary for the Offer has advised the Purchasers that, as of the expiration of the Offer, a total of approximately 16,690,930 Shares were validly tendered to the Purchasers and not withdrawn (including approximately 103,584 Shares delivered through notices of guaranteed delivery).  Shares tendered through notices of guaranteed delivery are required to be delivered to the depositary for the Offer within three trading days after the date of execution of the notice of guaranteed delivery.  Pursuant to the Investment Agreement, on August 1, 2008, the Purchasers purchased and the Company issued and sold to the Purchasers 5,010,000 newly issued Shares at the Offer Price.  Upon completion of the Offer and the primary Share purchase, as of August 4, 2008, the Purchasers owned 21,700,930 Shares, representing approximately 39.2% of the Shares outstanding.

Item 9.  Exhibits

On August 1, 2008, the Company issued a press release announcing the successful completion of the Offer. A copy of the press release has been filed herewith as Exhibit (a)(4)(c).

Exhibit	Description

(a)(4)(c)	Press release of the Company, dated August 1, 2008 (filed herewith)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2008

W.P. STEWART & CO., LTD.

	By:	/s/ Susan G. Leber
	Name:	Susan G. Leber
	Title:	Managing Director–Chief Financial Officer